UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

Investment Company Act file number:

811-05904

Date examination completed:

March 18, 2016

State Identification number:

CT

Exact name of investment company as

specified in registration statement:

ELFUN GOVERNMENT MONEY MARKET FUND

Address of principal executive office

(number, street, city, state, zip code):

1600 SUMMER STREET, STAMFORD, CONNECTICUT 06905

Registrant’s telephone number, including area code: 800-242-0134

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of the Elfun Funds:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Elfun Government Money Market Fund (the Fund), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 18, 2015. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (US) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 18, 2015, and with respect to agreement of security purchases and sales, for the period from August 7, 2015, (the date of our last examination) through December 18, 2015:

•	Obtained a supporting electronic listing of positions as of December 18, 2015, directly from the Federal Reserve Bank of Boston, and reviewed reconciliations for securities for resolution of exceptions.

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents.

•	Reconciliation between the Fund’s accounting records and the Custodian records as of December 18, 2015, and verification of reconciling items.

•	Agreement of eighteen (18) security purchases and thirteen (13) security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

•	Inspection of the State Street Corporation Global Fund Accounting and Custody Type II SOC I report and the State Street Corporation Information Technology Type II SOC I report as of and for the year ended September 30, 2015, completed by State Street’s Independent Auditors who issued an unqualified opinion.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 18, 2015 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Elfun Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Boston, Massachusetts

March 18, 2016

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of one of the portfolios of Elfun Funds, the Elfun Government Money Market Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2 , “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 18, 2015 and from August 7, 2015 through December 18, 2015.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 18, 2015, with respect to securities reflected in the investment accounts of the Fund.

Elfun Funds

By:

/s/ Arthur Jensen
Arthur Jensen, Treasurer